GOLD STANDARD, INC.
                        136 South Main Street, Suite 712
                           Salt Lake City, Utah 84101


December 8, 2005


Melissa Campbell Duru
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


Re: Post-effective Amendment No. 2 to Registration Statement on Form SB-2 of
    Gold Standard, Inc., a Utah corporation (the "Company")

    Commission File No. 333-115067


Dear Ms. Duru:

    Pursuant to your telephone conversation with the Company's counsel, Branden T. Burningham, this morning, the Company hereby requests acceleration of the effectiveness of the above-referenced registration statement as of today, December 8, 2005.

    The Company acknowledges that:

    * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you very much.

                                          GOLD STANDARD, INC.

                                          /s/ Scott L. Smith

                                          Scott L. Smith, President